EXHIBIT 99.1

Himax Directors Announce Share Purchase Plan

TAINAN, Taiwan, Aug. 11, 2011 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced that its Chairman Dr. Biing-Seng Wu, Director and CEO Jordan Wu, Director and CTO Chih-Chung Tsai and Independent Director Dr. Chun-Yen Chang, intend to use their personal funds to purchase up to approximately $4 million of the Company's American Depositary Shares ("ADSs") in the open market, subject to market conditions and other factors.

Earlier this year, Dr. Biing-Seng Wu, Jordan Wu and Chih-Chung Tsai have increased their beneficial ownership of ADSs in the Company through open-market purchases. The aggregate amount bought by these directors since January 1, 2011 was 556,418 ADSs.

On June 20, 2011, the Company announced a $25 million share buyback program. Share repurchases up to August 10 pursuant to this program totaled $0.8 million or 431,583 ADSs. As of today, approximately $24.2 million is remaining for future repurchases. Both the Company's share buyback program and the directors' share purchases have been, and will be, executed in accordance with the manner, timing, price and volume conditions of Rule 10b-18 of the Securities Exchange Act of 1934.

The share purchase plans demonstrate the management's tremendous confidence in the Company's long-term prospects.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as tablet PCs, netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frames and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, touch controller ICs, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS image sensors, infinitely color technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ningbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2010 filed with the SEC on May 20, 2011, as may be amended.

CONTACT: Jessie Wang / Jessica Huang
         Investor Relations
         Himax Technologies, Inc.
         +886-2-2370-3999 Ext. 22618 / 22513
         jessie_wang@himax.com.tw
         jessica_huang@himax.com.tw

         In the U.S.
         Joseph Villalta
         The Ruth Group
         +1-646-536-7003
         jvillalta@theruthgroup.com